UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Acadia Healthcare Company, Inc.

(Name of Issuer)

Common Stock, par value

$0.01 per share

(Title of Class of Securities)

00404A109

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00404A109	13D/A	Page 2 of 16

1	Names of Reporting Persons Bain Capital Fund VIII, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 850,782 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 850,782 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 850,782 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person OO

CUSIP No. 00404A109	13D/A	Page 3 of 16

1	Names of Reporting Persons Bain Capital VIII Coinvestment Fund, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 111,972 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 111,972 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 111,972 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.1%
14	Type of Reporting Person OO

CUSIP No. 00404A109	13D/A	Page 4 of 16

1	Names of Reporting Persons BCIP Associates - G
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 314 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 314 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 314 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 00404A109	13D/A	Page 5 of 16

1	Names of Reporting Persons BCIP Associates III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 19,034 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 19,034 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,034 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 00404A109	13D/A	Page 6 of 16

1	Names of Reporting Persons BCIP T Associates III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,638 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,638 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,638 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 00404A109	13D/A	Page 7 of 16

1	Names of Reporting Persons BCIP Associates III-B, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,606 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,606 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,606 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 00404A109	13D/A	Page 8 of 16

1	Names of Reporting Persons BCIP T Associates III-B, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 531 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 531 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 531 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO

CUSIP No. 00404A109	13D/A	Page 9 of 16

1	Names of Reporting Persons Bain Capital (CR) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,561 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,561 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,561 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 00404A109	13D/A	Page 10 of 16

1	Names of Reporting Persons RGIP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,538 Shares
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,538 Shares
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,538 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

CUSIP No. 00404A109	13D/A	Page 11 of 16

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 2 to Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”) of Acadia Healthcare Company, Inc. (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons relating to the Common Stock on February 23, 2015, as amended by Amendment No. 1 filed on August 17, 2015 (as so amended, the “Initial Statement,” and, as further amended by this Amendment No.2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

CUSIP No. 00404A109	13D/A	Page 12 of 16

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated as follows:

(a) – (b)    This statement is being filed by the following persons (collectively, the “Reporting Persons”): Bain Capital Fund VIII, LLC, a Delaware limited liability company (“Fund VIII”), Bain Capital VIII Coinvestment Fund, LLC, a Delaware limited liability company (“Coinvestment Fund VIII”), BCIP Associates–G, a Delaware general partnership (“Associates – G”), BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III”), BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III”), BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B”), BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B”), Bain Capital (CR) L.P., a Cayman Islands exempted limited partnership (“Bain CR,” and collectively with Fund VIII, Coinvestment Fund VIII, Associates – G, BCIP III, BCIP T III, BCIP III-B and BCIP T III-B, the “Bain Reporting Entities”), and RGIP, LP, a Delaware limited partnership (“RGIP”), pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the general partner of Bain Capital Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Partners VIII”), which is the general partner of both (i) Bain Capital Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII LP”), the sole member of Fund VIII and (ii) Bain Capital VIII Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“Coinvestment Fund VIII LP”), the sole member of Coinvestment Fund VIII. BCI is also the general partner of Bain CR.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston”), is the managing partner of Associates – G. Boylston is the managing partner of BCIP Associates III, a Cayman Islands exempted limited partnership (“Associates III”), which is the manager of BCIP III. Boylston is the managing partner of BCIP Trust Associates III, a Cayman Islands exempted limited partnership (“Trust Associates III”), which is the manager of BCIP T III. Boylston is the managing partner of BCIP Associates III-B, a Cayman Islands exempted limited partnership (“Associates III-B”), which is the manager of BCIP III-B. Boylston is the managing partner of BCIP Trust Associates III-B, a Cayman Islands exempted limited partnership (“Trust Associates III-B”), which is the manager of BCIP T III-B.

RGIP GP, LLC, a Delaware limited liability company, is the general partner of RGIP.

The governance, investment strategy and decision making process with respect to the investments held by all of the Bain Reporting Entities is directed by BCI’s Global Private Equity Board. As a result, BCI May be deemed to share voting and dispositive power with respect to all of the shares of Common Stock held by all of the Bain Reporting Entities.

The principal business address of each of the Bain Reporting Entities, BCI, Partners VIII, Fund VIII LP, Coinvestment Fund VIII LP, Boylston, Associates III, Trust Associates III, Associates III-B and Trust Associates III-B (collectively, the “Bain Capital Entities”) is c/o Bain Capital Investors, LLC, 200 Clarendon Street, Boston, MA 02116.

The principal business address of each of RGIP and RGIP GP, LLC is c/o Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199.

The Reporting Persons have entered into a joint filing agreement dated August 17, 2015 and are making this single, joint filing pursuant to Rule 13d-1(k).

(c) Each of the Bain Capital Entities, RGIP and RGIP GP, LLC is principally engaged in the business of investment in securities.

CUSIP No. 00404A109	13D/A	Page 13 of 16

(d) - (e) During the five years preceding the date of this filing, none of the Bain Capital Entities, RGIP or RGIP GP, LLC has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See (a)-(b) above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, the following shares are held by the Reporting Persons:

Fund VIII holds 850,782 shares of Common Stock, representing approximately 1.0% of the Issuer’s outstanding shares of Common Stock.

Coinvestment Fund VIII holds 111,972 shares of Common Stock, representing approximately 0.1% of the Issuer’s outstanding shares of Common Stock.

Associates—G holds 314 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

BCIP III holds 19,034 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

BCIP T III holds 8,638 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

BCIP III-B holds 2,606 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

BCIP T III-B holds 531 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

Bain CR holds 4,561 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

RGIP holds 2,538 shares of Common Stock, representing less than 0.1% of the Issuer’s outstanding shares of Common Stock.

The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 87,870,122 shares of Common Stock outstanding as of July 28, 2017, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on July 28, 2017.

CUSIP No. 00404A109	13D/A	Page 14 of 16

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Fund VIII	850,782
Coinvestment Fund VIII	111,972
Associates—G	314
BCIP III	19,034
BCIP T III	8,638
BCIP III-B	2,606
BCIP T III-B	531
Bain CR	4,561
RGIP	2,538

(ii) shared power to vote or to direct the vote:    0

(iii) sole power to dispose or to direct the disposition of:

Fund VIII	850,782
Coinvestment Fund VIII	111,972
Associates—G	314
BCIP III	19,034
BCIP T III	8,638
BCIP III-B	2,606
BCIP T III-B	531
Bain CR	4,561
RGIP	2,538

(iv) shared power to dispose or to direct the disposition of:    0

Following the Issuer’s annual meeting of stockholders on May 19, 2016, there are no further agreements between the Reporting Persons party to the Stockholders Agreement, the affiliates of Waud Capital Partners, L.L.C. party to the Stockholders Agreement and the Issuer’s current and former management that relate to the voting of shares of Common Stock. As of such date, the Reporting Persons and the other parties to the Stockholders Agreement may no longer be deemed to be a “group” within the meaning of Rule 13d-5 under the Act.

(c) On July 31, 2017, the Reporting Persons collectively sold 2,460,000 shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933 at a price per share of $51.65 (the “Sale”). In the Sale, (i) Fund VIII sold 2,090,884 shares of Common Stock; (ii) Coinvestment Fund VIII sold 275,183 shares of Common Stock; (iii) Associates – G sold 773 shares of Common Stock; (iv) BCIP III sold 46,779 shares of Common Stock; (v) BCIP T III sold 21,230 shares of Common Stock; (vi) BCIP III-B sold 6,404 shares of Common Stock; (vii) BCIP T III-B sold 1,304 shares of Common Stock; (viii) Bain CR sold 11,207 shares of Common Stock; and (ix) RGIP sold 6,236 shares of Common Stock.

(d) Not applicable.

(e) As of the date hereof, the Reporting Persons do not beneficially own more than five percent of the outstanding Common Stock.

CUSIP No. 00404A109	13D/A	Page 15 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2017

Bain Capital Fund VIII, LLC

By:	Bain Capital Fund VIII, L.P.,
its sole member

By:	Bain Capital Partners VIII, L.P.,
its general partner

By:	Bain Capital Investors, LLC,
its general partner

Bain Capital VIII Coinvestment Fund, LLC

By:	Bain Capital VIII Coinvestment Fund, L.P.,
its sole member

By:	Bain Capital Partners VIII, L.P.,
its general partner

By:	Bain Capital Investors, LLC,
its general partner

Bain Capital (CR) L.P.

By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Christopher R. Gordon
Name:	Christopher R. Gordon
Title:	Managing Director

BCIP Associates - G

By:	Boylston Coinvestors, LLC,
its managing partner

BCIP Associates III, LLC

By:	BCIP Associates III,
its manager

By:	Boylston Coinvestors, LLC,
its managing partner

CUSIP No. 00404A109	13D/A	Page 16 of 16

BCIP T Associates III, LLC

By:	BCIP Trust Associates III,
its manager

By:	Boylston Coinvestors, LLC,
its managing partner

BCIP Associates III-B, LLC

By:	BCIP Associates III-B,
its manager

By:	Boylston Coinvestors, LLC,
its managing partner

BCIP T Associates III-B, LLC

By:	BCIP Trust Associates III-B,
its manager

By:	Boylston Coinvestors, LLC,
its managing partner

By:	/s/ Christopher R. Gordon
Name:	Christopher R. Gordon
Title:	Authorized Signatory

RGIP, LP

By:	RGIP GP, LLC,
its general partner

By:	/s/ Alfred O. Rose
Name:	Alfred O. Rose
Title:	Managing Member